Form N-SAR, Sub-Item 77D

Policies with respect to security investments


Nuveen AMT-Free Municipal Income Fund f/k/a
Nuveen Insured Tax-Free Advantage Municipal Fund

811-21213


The Board of the above referenced fund approved a change to the funds relating to credit quality. Under its revised investment policy, the fund may invest up to 35 percent of its portfolio in municipal securities rated BBB and below.